BACON LAW GROUP

Thomas C. Bacon, Principal TBacon@baconlawgroup.com	1601 N. Sepulveda Boulevard, #349 Manhattan Beach, CA 90266 (310) 880-2698

March 3, 2016

VIA EDGAR

James O’Connor

Securities and Exchange Commission

100 F. Street, NE

Washington DC 20549

Re:	Triton Pacific Investment Corporation, Inc. File No. 333-206730

Dear Mr. O’Connor:

On behalf of Triton Pacific Investment Corporation, Inc. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form N-2 (File No. 333-206730) (the “Registration Statement”).

Concurrently with the filing of this letter, the Company has filed with the SEC Pre-Effective Amendment No. 1 to the Company’s Registration Statement (“Amendment No. 1”). For your convenience, a summary of the Staff’s comments is numbered and presented in bold below, and each comment is followed by the Company’s response.

1.                 On the cover page of the Registration Statement, please further define the term “structured equity.”

Response:             As requested, the Company has revised the requested disclosure in response to the Staff’s comment.

2.                 On the cover page of the Registration Statement, under the pricing chart, please include additional disclosure detailing the total return an investor must achieve to obtain a return of such investor’s investment.

Response:             As requested, the Company has revised the requested disclosure in response to the Staff’s comment.

3.                 Please update the Registration Statement to include the status of the Company’s offering as of the most recent date practicable.

Response:             As requested, the Company has revised the requested disclosure in response to the Staff’s comment.

James O’Conner

March 3, 2016

4.                 On the cover page, please include all of the selling commissions payable on all classes of the Company’s stock.

Response:             As requested, the Company has revised the requested disclosure in response to the Staff’s comment to the extent the information is known to the Company at this time.

5.                 Please move the section of the Registration Statement entitled “Forward-Looking Statements” to the later portions of the Registration Statement.

Response:             As requested, the Company has revised the requested disclosure in response to the Staff’s comment.

6.                 On page 1 in the “Prospectus Summary” section of the Registration Statement, please add additional disclosure to the section entitled “Who We Are” including a more detailed discussion of the Company’s investment strategy, the types of equity investments the Company expects to make, whether the Company will focus on any industries or sectors, the projected holding period, and its anticipated liquidity strategy.

Response:             As requested, the Company has revised the requested disclosure in response to the Staff’s comment.

7.                 Please clarify that the same personnel of the Company’s sponsor, Triton Pacific Capital Partners, will be responsible for making investment decisions on behalf of Triton Pacific Advisers, LLC, the Company’s investment adviser.

Response:             As requested, the Company has revised the requested disclosure in response to the Staff’s comment.

8.                 Please revise the Registration Statement to further define the terms “credit-oriented securities,” “lower middle-market,” and “third-party intermediaries.” In addition, please provide corroboration for the statements that the Company’s sponsor has substantial middle-market experience and that the Adviser has demonstrated its ability to source investment opportunities on attractive terms.

Response:             As requested, the Company has revised the requested disclosure in response to the Staff’s comment.

9.                 Please include a description of the Company’s “Value Enhancement Program” in the “Prospectus Summary” section.

Response:             As requested, the Company has revised the requested disclosure in response to the Staff’s comment.

James O’Conner

March 3, 2016

10.               In the “Prospectus Summary—Investment Objectives and Policies” section of the Registration Statement, please indicate that the Company has a written conflict of interests policy.

Response:             As requested, the Company has revised the requested disclosure in response to the Staff’s comment.

11.               In the chart in the “Prospectus Summary—Investment Process” section of the Registration Statement, please indicate contractural relationships with dashed, lines rather than solid lines.

Response:             As requested, the Company has revised the requested disclosure in response to the Staff’s comment.

12.               Under the subheading “Focus on Businesses in Mature Industries within the Lower Middle Market” in the “Prospectus Summary—Business Strategy and Competitive Advantage” section of the Registration Statement, please further discuss the statement that the Company is not dependent on new technology but instead focuses on businesses in mature markets.

Response:             As requested, the Company has revised the requested disclosure in response to the Staff’s comment.

13.               Please modify the use of the term “extensive” under the subheading “Strong Deal Flow” in the “Prospectus Summary—Business Strategy and Competitive Advantage” section of the Registration Statement.

Response:             As requested, the Company has revised the requested disclosure in response to the Staff’s comment.

14.               Please confirm whether the Company has adopted a policy to decrease its offering price if its net asset value per share declines.

Response:            To date the Company has not adopted such a policy.

15.               In the “Prospectus Summary—Liquidity Strategy” section of the Registration Statement, please further explain the term “micro exits.”

Response:            The Company uses the term “micro exit” to refer to the sale of one or more of the Company’s private equity investments, or the maturity of one or more of the Company’s debt investments. In such a circumstance, the Company’s board of directors would determine whether a special distribution would be appropriate or whether to reinvest the proceeds from such a sale or maturity. As requested, the Company has revised the requested disclosure in response to the Staff’s comment.

16.               In the chart in the “Prospectus Summary—Distributions” section of the Registration Statement, please indicate the portion of distributions paid from earnings and profits, paid-in-capital and expense reimbursements from the Adviser.

Response:             As requested, the Company has revised the requested disclosure in response to the Staff’s comment.

James O’Conner

March 3, 2016

17.               In the table included in the “Fees and Expenses” section of the Registration Statement, please support the estimate that the Company expects to raise $50 million in gross offering proceeds in the next twelve months. In addition, please indicate how the Company calculated offering expense of 4% for the Class A shares. Finally, please explain why incentive fees are listed at 0%.

Response:             As requested, the Company has revised the requested disclosure in response to the Staff’s comment.

18.               In the disclosure regarding the base management fee found in the “Compensation of Our Dealer Manager and Investment Adviser” section of the Registration Statement, please confirm whether the payment of the base management fee is subject to the terms of the Expense Reimbursement Agreement between the Company and its Adviser.

Response:             As requested, the Company has revised the requested disclosure in response to the Staff’s comment.

19.               Please explain why the Company included a risk factor regarding risks associated with the internalization of its management functions.

Response:             Although the Company does not presently intend to internalize its management functions, it has included the risk factor referenced by the Staff in response to a comment received from several state securities administrators in states in which the Company intends to register its shares.

20.               In the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Management Fee” section of the Registration Statement, please include a reference to the risk factor indicating that the incentive fee paid to the Adviser could exceed 20%.

Response:             As requested, the Company has revised the requested disclosure in response to the Staff’s comment.

21.               In the “Risk Factors” section of the Registration Statement, please further clarify the risk factor entitled “The disposition of our investments may result in contingent liabilities.”

Response:             In connection with the sale of certain of the Company’s private equity securities, the Company may be subject to certain indemnification claims relating to the portfolio company securities they are selling. In particular, where the Company is the sole or majority owner of a private equity company, the Company may be required to agree to indemnify the purchaser of the securities of the portfolio company for certain customary representations and warranties to be made on behalf of the portfolio company. The contingent liabilities referenced in the risk factor refer to these potential indemnification claims.

22.               Please confirm that the Company will not amend its bylaws to make the Company subject to Maryland’s Control Share Acquisition Act without (i) the determination by the Company’s board of directors that being subject to the Control Share Acquisition Act is in the best interests of the Company and its stockholders and (ii) notifying the Staff prior to the Board’s adoption of such an amendment.

Response:             The Company so confirms.

James O’Conner

March 3, 2016

23.               In the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Expense Reimbursement Agreement” section of the Registration Statement, please highlight (by bullet point or otherwise) the limitations on reimbursement by the Company of expenses advanced by the Adviser under the Expense Reimbursement Agreement.

Response:             As requested, the Company has revised the requested disclosure in response to the Staff’s comment.

24.               Please confirm that the Company will not take in excess of six months to invest net proceeds received in this offering. See Guide 1 to SEC Form N-2.

Response:             The Company so confirms.

If you have any questions, or if you require additional information, please do not hesitate to contact Mr. Thomas C. Bacon at (310) 880-2698.

Very truly yours,

/s/ Thomas C. Bacon

Thomas C. Bacon, Esq.

Attorney for

Triton Pacific Investment Corporation, Inc.